SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13-1(B), (C) AND (D) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13-2(B)




                                       ZAP
------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98912M201
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 1, 2002
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
            Rule 13d-1(b)
         X  Rule 13d-1(c)
            Rule 13d-1(d)


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                                Schedule 13G
CUSIP NO.
98912M201
--------------------------------------------------------------------------------

1
           NAME OF REPORTING PERSON  .
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

           Ridgewood ZAP, LLC
--------------------------------------------------------------------------------

2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                                 (b)
--------------------------------------------------------------------------------

3
           SEC USE ONLY


--------------------------------------------------------------------------------

4
           CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------

                        5       SOLE VOTING POWER

NUMBER OF                       3,978,000
                        ------- ------------------------------------------------

SHARES                  6       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        None
                        ------- ------------------------------------------------

EACH                    7       SOLE DISPOSITIVE POWER
REPORTING
PERSON                          3,978,000
                        ------- ------------------------------------------------

WITH                    8       SHARED DISPOSITIVE POWER

                                 None
                        ------- ------------------------------------------------
--------------------------------------------------------------------------------
9
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,978,000
--------------------------------------------------------------------------------

10
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

11
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.3%
--------------------------------------------------------------------------------

12
           TYPE OF REPORTING PERSON*

           OO -  Limited Liability Company
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

                  ZAP

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  501 Fourth Street

                  Santa Rosa, CA 95401

Item 2(a).  Name of Person Filing.

                  Ridgewood ZAP, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence.

                  947 Linwood Avenue

                  Ridgewood, NJ 07450

Item 2(c).  Citizenship.

                  USA

Item 2(d).  Title of Class of Securities.

         This Schedule 13G relates to the Company's common stock, $0.0 par value (the "Common Stock").

Item 2(e).  CUSIP Number.

               98912M102

Item 3.   If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing Is a:

                                        Not applicable.

Item 4.  Ownership.

         (a) Amount beneficially owned: 3,978,000

         (b) Percent of class: 8.3%

         (c) Number of shares as to which such person has:

         (i) Sole power to vote or direct the vote:  3,978,000(a)
        (ii) Shared power to vote or to direct the vote:  None
       (iii) Sole power to dispose or to direct the disposition of: 3,978,000
        (iv) Shared power to dispose or to direct the disposition of:  None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10.  Certifications.



(a) Includes 2,983,500 shares of common stock issuable upon the exercise of certain warrants

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                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:                 July 11, 2003

                                Ridgewood ZAP, LLC
                                By: /s/Daniel V. Gulino
                                    -------------------
                                Name: Daniel V. Gulino
                                Title: Senior Vice President and General Counsel